UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RadioShack Corp.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

750438103

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]*
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,130,928
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,130,928

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,130,928
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) IA (investment adviser)
            *See Item 5 below.

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]*
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,167,848
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,167,848

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,167,848
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 5.0%
14	Type of Reporting Person (See Instructions) PN (partnership)
             *See Item 5 below.

1	Names of Reporting Persons. Standard General OC Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]*
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,786,081
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,786,081

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,786,081
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 2.7%
14	Type of Reporting Person (See Instructions) PN (partnership)
             *See Item 5 below.

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]*
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,016,800
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,016,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,016,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 2.0%
14	Type of Reporting Person (See Instructions) CO (corporation)
             *See Item 5 below.

1	Names of Reporting Persons. Standard General Focus Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]*
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 160,199
9 Sole Dispositive Power 0
10 Shared Dispositive Power 160,199

11	Aggregate Amount Beneficially Owned by Each Reporting Person 160,199
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person (See Instructions) PN (partnership)
             *See Item 5 below.

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]*
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,130,928
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,130,928

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,130,928
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) IN
             *See Item 5 below.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to Common Stock, par value $1.00 per share (the “Common Stock”) of RadioShack Corp., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on September 26, 2014.

This Amendment is being filed to amend Items 2, 4, 5, 6 and 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

As described in the Company’s Current Report on Form 8-K, filed on October 7, 2014 (the “Company’s 8-K”), on October 3, 2014 the Company entered into definitive agreements (collectively, the “Agreements”) to restructure a portion of the Company’s existing debt, to provide additional near-term liquidity to the Company and to establish the framework for a recapitalization of the Company.  As described in the Company’s 8-K, General Retail Holdings L.P. (“GRH”) and General Retail Funding LLC (“GR Funding”) are among the parties to the Agreements.  GRH is a private investment fund, the general partner of which is an affiliate of Standard General L.P. (“Standard General”) and the limited partnership interests of GRH are owned by private funds for which Standard General serves as investment manager (the “Standard General LPs”), including certain of the Reporting Persons and certain other investors.  GR Funding is a finance subsidiary of GRH, for which an affiliate of Standard General serves as manager.  A summary of the material terms of these Agreements is included in the Company’s 8-K, which summary is incorporated herein by reference.  Terms used and not otherwise defined in this Amendment shall have the meanings given them in the Company’s 8-K.

As described in the Company’s 8-K, certain of the Agreements pertain to the restructuring of the Company’s outstanding obligations under its ABL Credit Agreement, as amended on October 3, 2014.  GRH and GR Funding entered into a number of additional customary agreements in connection with these refinancing agreements.

The Recapitalization Agreement outlines a recapitalization of the Company and other management and operational changes.

Under the Recapitalization Agreement, the Company has agreed to conduct a Rights Offering.  The Reporting Persons will be entitled to exercise their rights to subscribe for shares of Preferred Stock in the Rights Offering.  Also, in exchange for GRH’s cancellation of certain letter of credit reimbursement obligations of the Company under the Agreements and for other obligations incurred by GRH, the Company has agreed to issue to GRH an aggregate of an additional 200,000 shares of Preferred Stock, which will be convertible into 400 million shares of the Common Stock upon the terms described in the Company’s 8-K.  The terms of the Preferred Stock are described in the Company’s 8-K.

The percentage of equity securities that GRH and other investors will own following the Rights Offering will depend upon the level of participation, if any, of existing stockholders in the Rights Offering. Depending upon such participation level, it is expected that existing stockholders (including the Reporting Persons) will own between 20% and 50% of the Common Stock on an as-converted basis and, consequently, that GRH will own between 50% and 80% of the Common Stock on an as-converted basis.

Under the Recapitalization Agreement, GRH is entitled initially to designate one representative to be appointed to the Company’s board of directors. The Company is obligated to effectuate this appointment as promptly as practicable. In addition, immediately following the completion of the Rights Offering and the Sponsor Conversion, the Company’s board of directors will be reconstituted to consist of the Company's CEO, two independent directors reasonably acceptable to the Company and GRH and four individuals nominated by GRH (including the representative designated after signing, of which at least two must satisfy the New York Stock Exchange listing requirements for director independence).  The Company is obligated to take all requisite corporate action to cause individuals designated to be elected or appointed to the Board of Directors by GRH to be approved by not less than the number of members of its current Board of Directors.  The new directors must also be reasonably acceptable to the Company’s corporate governance committee.  The Company and GRH will also enter into an Investor Rights Agreement providing for the director designation rights and for customary registration rights (including an unlimited number of demand registrations, subject to certain conditions, and unlimited piggyback registration rights).  Material terms of the Investor Rights Agreement are set forth in the term sheet filed as Exhibit 99.2 to the Company’s 8-K, which is incorporated herein by reference.

The Recapitalization Agreement contains certain conditions to GRH’s obligation to complete the Sponsor Conversion, including those described in the Company’s 8-K.  The Recapitalization Agreement also contains representations, warranties and covenants, including covenants providing for the establishment of a six-person transaction committee to consist of three members designated by GRH, the Company’s CEO, the Company’s CFO and one other representative appointed by the Company, which will oversee and coordinate discussions regarding the recapitalization transactions and the implementation of an interim operating plan for the Company.

The Recapitalization Agreement may be terminated by either party if the consummation of the Rights Offering and the Sponsor Conversion does not occur on or before March 15, 2015.

The descriptions of the Recapitalization Agreement and other Agreements included and incorporated by reference herein are not complete and are qualified in their entirety by reference to the full text of the Agreements,  which are incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following to the end thereof.

GRH and Standard General GP LLC, as general partner of GRH, are party to certain agreements, dated as of October 3, 2014, with Litespeed Master Fund, Ltd. and certain of its other limited partners.  Pursuant to such agreements, GRH has agreed that, subject to certain conditions, following the closing of the Rights Offering, GRH will make a distribution in kind as promptly as practicable to the applicable investors consisting of a portion of the shares of Preferred Stock held by GRH that is allocable to such investor.  If requested by the applicable investor at any time, GRH has also agreed to use reasonable efforts to cause the Company to permit the investor to directly hold the assets and securities representing its proportionate interest in GRH.  As a result of such agreements, the Reporting Persons may be deemed to be a group with the parties to such agreements.  Litespeed Master Fund, Ltd. and certain of its affiliates (collectively, “Litespeed”) beneficially own shares of Common Stock of the Issuer as described in their Schedule 13G filed on January 17, 2014, as such report may be amended from time to time.  The Reporting Persons have no information regarding the ownership of securities of the Issuer by other limited partners that are not Reporting Persons.  The number of shares of Common Stock reported in this Schedule 13D by the Reporting Persons does not include any shares held by Litespeed or other limited partners that are not Reporting Persons.  The Reporting Persons expressly disclaim the formation or existence of a group by or among the Reporting Persons, GRH and GR Funding, on the one hand, and any investor in any such entity or any party to any of the Agreements (including but not limited to Litespeed), on the other, and the Reporting Persons disclaims beneficial ownership of securities of the Company, if any, beneficially owned by any such party or person for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended, or any other purpose.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated herein by reference .

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1
The Joint Filing Agreement, executed by and among the Reporting Persons, dated May 9, 2014, which was filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on such date, is incorporated herein by reference.

Exhibit 99.2
Recapitalization and Investment Agreement, dated as of October 3, 2014, between RadioShack Corporation and General Retail Holdings L.P., incorporated herein by reference to Exhibit 2.1 to the Company’s 8-K.

Exhibit 99.3
Loan Sale Agreement, dated as of October 3, 2014, by and among General Electric Capital Corporation, the other entities listed as Sellers, General Retail Holdings L.P. and General Retail Funding LLC, RadioShack Corporation, certain subsidiaries of RadioShack Corporation, and solely with respect to Section 7(h), Standard General Master Fund L.P., Standard General OC Master Fund L.P., P Standard General Ltd. and Standard General Focus Fund L.P., incorporated herein by reference to Exhibit 10.1 to the Company’s 8-K.

Exhibit 99.4
First Amendment to Credit Agreement, dated October 3, 2014, among RadioShack Corporation, certain subsidiaries of RadioShack Corporation that are designated as credit parties, the lenders thereto and Cantor Fitzgerald Securities, as successor agent for the lenders, incorporated herein by reference to Exhibit 10.2 to the Company’s 8-K.

Exhibit 99.5
Credit Agreement, dated as of December 10, 2013, among RadioShack, certain subsidiaries of RadioShack that are designated as credit parties, the lenders parties thereto and General Electric Capital Corporation, as agent for the lenders, incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 13, 2013.

Exhibit 99.6	Certificate of Designation Term Sheet (attached as Exhibit B to the Recapitalization and Investment Agreement), incorporated herein by reference to Exhibit 99.1 to the Company’s 8-K.
Exhibit 99.7	Investor Rights Agreement Term Sheet (attached as Exhibit E to the Recapitalization and Investment Agreement), incorporated herein by reference to Exhibit 99.2 to the Company’s 8-K.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              October 7, 2014

STANDARD GENERAL L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer of Standard General L.P., its investment manager

STANDARD GENERAL OC MASTER FUND L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer of Standard General L.P., its investment manager

STANDARD GENERAL FOCUS FUND L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim, Individually